C/Funds Group, Inc. Mutual Fund Series Email: cfunds@ctrust.com - Internet: www.ctrust.com/cfunds.htm	201 Center Road, Suite 2 Venice, FL 34285 Voice: 941-488-6772 Toll Free: 800-338-9477 Fax: 941-496-4660

June 30, 2007

C/Fund	Today's NAV Per Share: $19.22 Total Assets Held: $4.1 million Percentage Invested In Stocks: 94%

Transactions (Shares Purchased and Sold

Purchased: 2,500 shares Cadence Financial Corporation; 4,000 shares Royal Bank of Scotland PFD M.

Sold: 300 shares 3M Company; 200 shares Alcoa, Inc.; 200 shares American Express Co.; 200 shares American International Group; 200 shares Boeing Co.; 200 shares Caterpillar, Inc.; 200 shares Caterpillar, Inc.; 200 shares Coca-Cola Co.; 200 shares E. I. DuPont de Nemours & Co.; 200 shares Exxon Mobil Corp.; 200 shares General Electric Co.; 200 shares General Motors Corp.; 200 shares Hewlett Packard Co.; 200 shares Home Depot, Inc.; 200 shares Honeywell International, Inc.; 200 shares Intel Corp.; 200 shares IBM Corp.; 200 shares J. P. Morgan Chase & Co.; 200 shares Johnson & Johnson; 200 shares McDonald's Restaurants; 300 shares Microsoft Corp.; 200 shares AT&T; 200 shares Proctor & Gamble Co.; 200 shares United Technologies Corp.; 200 shares Verizon Communications, Inc.; 200 shares Walmart Stores; 200 shares Walt Disney Co.

C/Growth Stock Fund	Today's NAV Per Share: $14.15 Total Assets Held: $2.3 million Percentage Invested In Stocks: 98%

Transactions (Shares Purchased and Sold)

Purchased: 650 shares Alliant Techsystems, Inc.; 600 shares Covance, Inc.; 635 shares UBS AG.

Sold: 2,065 shares Philadelphia Consolidated Holdings; 1,300 shares Ventana Medical Systems, Inc.; 600 shares Monster Worldwide, Inc.

Return Information as of 06/30/07

Fund	YTD	Before Taxes				After Taxes on Distributions				After Taxes on Distributions and Sale of Fund Shares
06/30/07	6 Months	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception
C/Fund	7.37%	19.21%	8.88%	4.86%	9.38%	19.12%	8.71%	3.63%	7.62%	13.39%	6.10%	4.34%	7.08%
C/Growth Stock Fund	17.43%	20.38%	14.94%	9.50%	9.75%	17.68%	13.29%	7.53%	8.15%	16.10%	11.00%	8.24%	7.79%

NOTE: Performance data quoted represents past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Year to date return is actual and all others are annualized returns.

Remember that a fund's past performance is not necessarily an indication of how it will perform in the future.

Announcements

Fund Information Available on NASDAQ

You can now view NAV information on line through financial information providers such as Yahoo Finance. The ticker symbols are CFUNX for C/Fund and CGROX for C/Growth Stock Fund.

DIVIDEND INFORMATION
C/Fund
06/30/07	Qualified Dividend	$0.0100
	LTCG Dividend	$0.0000
	Total C/Fund 06/30/07 Dividend	$0.01

C/Funds on the Internet!

C/Funds information like daily Net Asset Values, current and previous newsletters, Annual Reports, and the Prospectus are now available via the World Wide Web. Point your favorite browser to http://www.ctrust.com and follow the C/Funds link for current information or the Library link for archives and larger documents.

You can also reach us by electronic mail at cfunds@ctrust.com.

C/Funds Offers Automatic Investing!

Free electronic transfers between your personal checking account and your C/Funds Group account enables you to invest conveniently without mailing checks. For more information please call us at (800) 338-9477 or 488-6772.

Get More Information

For more complete information about C/Funds Group, Inc., including expenses, review our Prospectus which is available at our web site as described above at "C/FUNDS on the Internet," by writing to us at the address shown on this newsletter, or by calling (800) 338-9477 or (941)-488-6772. Read the Prospectus carefully before you invest or forward funds.